Exhibit 12.1

M/I Homes, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Fiscal Year Ended December 31,
(Dollars in Thousands)	2011	2010	2010	2009	2008	2007	2006
Earnings:
(Loss) income from continuing operations before income taxes	$(16,966)	$(8,662)	$(27,404)	$(92,989)	$(215,124)	$(150,876)	$45,306
Add:
Loss (income) of unconsolidated joint ventures	10	4	(276)	1	(158)	892	60
Fixed charges from below	6,513	4,856	21,026	20,186	24,023	38,394	44,986
Interest amortized to cost of sales	2,338	2,231	13,339	11,720	12,969	18,397	12,241
Less:
Interest capitalized	(2,162)	(2,248)	(9,744)	(9,552)	(9,593)	(18,118)	(24,946)

Total (loss) earnings (a)	$(10,267)	$(3,819)	$(3,059)	$(70,634)	$(187,883)	$(111,311)	$77,647

Fixed charges:
Interest incurred (a)	$5,548	$3,712	$16,286	$14,838	$18,174	$31,391	$39,071
Amortization of debt costs	649	677	2,873	3,181	2,616	2,070	1,682
Rental expense interest factor	316	467	1,867	2,167	3,233	4,933	4,233

Total fixed charges	$6,513	$4,856	$21,026	$20,186	$24,023	$38,394	$44,986

Ratio of earnings to fixed charges	—	—	—	—	—	—	1.7

Coverage deficiency	$16,780	$8,675	$24,085	$90,820	$211,906	$149,705	—

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of (loss) income from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consists of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.